UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2014

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

_________________________________________________________________

(Translation of Registrant’s Name Into English)

México

_________________________________________________________________

(Jurisdiction of incorporation or organization)

Torre Latitud, L501, Piso 5

Av. Lázaro Cárdenas 2225

Col. Valle Oriente, San Pedro Garza García

Nuevo León, México

_________________________________________________________________

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA Announces Third Quarter 2014 Earnings

Monterrey, Mexico, October 23, 2014 – Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), reported its unaudited, consolidated results for the third quarter of 2014 today.[1]

Third Quarter 2014 Summary

OMA’s third quarter results reflect our successful strategy for promoting passenger traffic growth and increasing both aeronautical and non aeronautical revenues. The Company continues to increase its generation of Adjusted EBITDA.

The principal results of the third quarter are:

▪	Total terminal passenger traffic increased 9.2% to 4.0 million in 3Q14. Domestic traffic increased 9.2%; international traffic increased 9.5%.
▪	Sixteen new domestic routes and two new international routes opened in the quarter, including the route to Narita, Japan starting September 19th. The new routes reflect the combined efforts of the airlines and OMA to develop passenger traffic.
▪	Aeronautical revenues increased 12.8%, principally as a result of the growth in passenger traffic.
▪	Aeronautical revenues per passenger were Ps. 174.2.
▪	Non-aeronautical revenues increased 8.1% as a result of growth in diversification and commercial initiatives.
▪	Non-aeronautical revenues per passenger were Ps. 56.5.

1 Unless otherwise stated, all references are to the third quarter of 2014 (3Q14), and all percentage changes are with respect to the same period of the prior year. The exchange rates used to convert foreign currency amounts were Ps. 13.1747 per U.S. dollar as of September 30, 2013 and Ps. 13.403 as of September 30, 2014.

▪	Cost of airport services and general and administrative expenses increased 1.2%, as a result of cost control initiatives. Total costs and operating expenses increased 6.9%.
▪	Adjusted EBITDA[2] increased 23.0% to Ps. 545 million. The Adjusted EBITDA margin increased 550 basis points to 59.8% as a result of the increase in revenues and the control of costs and expenses.
▪	Operating income increased 27.7% to Ps. 449 million.
▪	Consolidated net income increased 18.9% to Ps. 271 million, principally as a result of the increase in aeronautical and non-aeronautical revenues and controls on costs and expenses. Earnings were Ps. 0.69 per share, or US$ 0.41 per American Depositary Share (ADS).
▪	Total Master Development Plan (MDP) and strategic investment expenditures were Ps. 148 million.

Operating Results

Passenger Traffic, Flight Operations, and Cargo Volumes

The total number of flight operations (takeoffs and landings) increased 8.0% to 86,098 operations. Domestic flight operations increased 8.0% and international operations increased 8.4%.

Total passenger traffic increased 9.2% (+333,256 passengers). Ten airports recorded growth, with the most significant increases in Monterrey (+12.3%; +222,797), San Luis Potosí (+58.2%; +40,200), and Reynosa (+23.6%; +24,111). See Annex Table 1, Passenger Traffic for more detail.

The airlines with the largest increases in passenger traffic were Volaris, VivaAerobus, Aeromar, TAR, and Magnicharters, which accounted for 97.3% of total passenger traffic growth.

Of total passenger traffic, 88.2% was domestic, and 11.8% was international. Commercial aviation accounted for 98.3% of passenger traffic and general aviation 1.7%. Monterrey generated 51.5% of passenger traffic, Culiacán 7.9%, and Chihuahua 6.9%.

Domestic passenger traffic increased 9.2% (+292,993 passengers). Ten airports increased domestic traffic. Monterrey (+12.8%; +199,062) increased traffic on the Mexico City and Cancún routes. San Luis Potosí (+79.3%; +34,190) increased traffic on its Mexico City and Cancún routes. Reynosa (+23.5%; +24,063) increased traffic on its Mexico City, Guadalajara, and Cancún routes.

2 Adjusted EBITDA excludes the non-cash maintenance provision, construction revenue, and construction expense. OMA provides a full reconciliation of Adjusted EBITDA in the corresponding section of this report; see also the Notes to the Financial Information.

2

Three airports had decreased traffic, including Acapulco (-9.6%; -15,013 passengers) and Zihuatanejo (-6.2%; -5,085) as a result of the 2013 air bridge operation to evacuate passengers after Hurricane Manuel. Despite this effect, aeronautical revenues increased year over year in Acapulco (See Annex 6).

Sixteen domestic routes and two international routes opened during the quarter, while six domestic routes closed.

Airline	Domestic Route	Opened / Closed	Date
TAR	MTY-Puerto Vallarta	Opened	14.Jul.14
TAR	ZIH-Guadalajara	Opened	14.Jul.14
Interjet	CUL-Tijuana	Opened	21.Aug.14
Volaris	MTY-Villahermosa	Opened	3.Sep.14
Volaris	MTY-Querétaro	Opened	4.Sep.14
Volaris	TAM-Mexico City	Opened	8.Sep.14
Volaris	MTY-Tampico	Opened	9.Sep.14
Volaris	TAM-Monterrey	Opened	9.Sep.14
Interjet	CJS-Monterrey	Opened	12.Sep.14
Interjet	MTY-Bajío	Opened	12.Sep.14
Interjet	MTY-Cd. Juárez	Opened	12.Sep.14
Interjet	MTY-Veracruz	Opened	12.Sep.14
Interjet	MTY-Villahermosa	Opened	13.Sep.14
Volaris	MTY-Puebla	Opened	22.Sep.14
Volaris	MTY-Hermosillo	Opened	23.Sep.14
VivaAerobus	CJS-Mexico City	Opened	30.Sep.14
Volaris	CJS-Cancún	Closed	24.Aug.14
TAR	ZIH-Querétaro	Closed	18.Sep.14
Aeroméxico	MZT-Guadalajara	Closed	1.Sep.14
Aeroméxico	MZT-Los Mochis-Hermosillo	Closed	1.Sep.14
VivaAerobús	TRC-Cancún	Closed	16.Aug.14
TAR	MTY-Morelia	Closed	11.Jul.14

International passenger traffic increased 9.5%. Ten airports increased international traffic. Monterrey (+9.2%; +23,735 passengers) increased traffic on its Houston and Atlanta routes; Chihuahua (+29.2%, +6,306) increased traffic on its Denver and Dallas routes; and San Luis Potosí (+23.2%; +6,010) increased traffic on its Dallas route.

Air Cargo volumes increased 3.3%. Of total air cargo volume, 62.7% was domestic and 37.3% was international.

Non-Aeronautical and Commercial Operations

During 3Q14, seven new hotel service, restaurant, car rental, and retail services opened in our airports, reflecting the continuous improvement in the commercial and service offerings in OMA’s airports, and the implementation of our commercial strategy. The commercial space occupancy rate was 96.5% in 3Q14.

3

NH Terminal 2 Hotel Operations

Revenues for the NH T2 hotel in the Mexico City International Airport rose 5.1%, principally as a result of higher restaurant revenues, an increase in the average room rate of 6.2%, an increase in meeting room rentals, and a 40.4% increase in parking revenues. The hotel had an average occupancy rate of 82.1%.

Consolidated Financial Results

Revenues

Aeronautical revenues increased 12.8% to Ps. 689 million. Domestic passenger charges increased 12.3% and international passenger charges increased 11.9%, principally as a result of traffic growth. Other aeronautical services revenue increased 15.7%, principally as a result of the increase in the number of flight operations.

Monterrey contributed 48.8% of aeronautical revenues, Culiacán 8.0%, and Chihuahua 6.9%.

Aeronautical revenue per passenger increased 3.3% to Ps. 174.2.

Non-aeronautical revenues increased 8.1%, with growth in revenues from commercial services (+6.3%), diversification activities (+10.5%), and complementary services (+8.7%). The line items that had the most significant effect on revenue growth were:

•	Parking revenues increased 12.6%, principally as a result of a new service model and promotions that increased market share in Monterrey and an adjustment in short term parking rates in some airports.
•	NH T2 hotel revenues increased 5.1% to Ps. 49 million. Revenue per available room (RevPAR) was Ps. 1,427 in 3Q14, 1.9% higher than 3Q13.
•	Checked baggage screening revenues rose 16.4% as a result of increased passenger volumes.
•	OMA Carga revenues rose 21.5% as a result of increased market share.

4

(Ps. Thousands)	3Q13	3Q14	%Var	9M13	9M14	%Var
Commercial Activities:						
Parking	*34,217*	*38,518*	*12.6*	*94,495*	*106,201*	*12.4*
Advertising	*19,524*	*19,619*	*0.5*	*54,658*	*55,377*	*1.3*
Retail (1)	*13,937*	*14,879*	*6.8*	*42,937*	*46,473*	*8.2*
Restaurants	*12,963*	*14,306*	*10.4*	*34,917*	*39,884*	*14.2*
Car Rentals	*13,581*	*12,274*	*(9.6)*	*33,777*	*35,402*	*4.8*
Passenger Services	*2,110*	*3,091*	*46.5*	*10,350*	*7,317*	*(29.3)*
Time Shares & Hotel Kiosks	*3,400*	*3,372*	*(0.8)*	*10,811*	*11,063*	*2.3*
Other Comercial Revenues (2)	*5,674*	*6,041*	*6.5*	*16,471*	*17,853*	*8.4*
Total Revenues from Commercial Activities:	**105,407**	**112,099**	***6.3***	**298,416**	**319,570**	***7.1***
Diversification Activities:						
Hotel Services (NH Terminal 2 Hotel)	*46,582*	*48,937*	*5.1*	*129,026*	*145,501*	*12.8*
OMA Carga (Air Cargo Logistics Service)	*9,909*	*12,040*	*21.5*	*28,895*	*33,090*	*14.5*
Real Estate Services	*2,151*	*2,075*	*(3.6)*	*6,293*	*5,774*	*(8.3)*
Total Revenues from Diversification Activities:	**58,642**	**63,052**	***7.5***	**164,214**	**184,365**	***12.3***
Complementary Activities:						
Checked Baggage Screening	*18,119*	*21,088*	*16.4*	*45,345*	*56,815*	*25.3*
Leases (3)	*14,135*	*15,212*	*7.6*	*41,595*	*45,462*	*9.3*
Access Rights	*1,561*	*2,234*	*43.1*	*5,464*	*6,174*	*13.0*
Total Revenues from Complementary Activities:	**33,815**	**38,534**	***14.0***	**92,405**	**108,452**	***17.4***
Cost Recovery	**8,670**	**9,593**	**10.6**	**23,961**	**27,904**	**16.5**
Non- Aeronautical Revenues	**206,534**	**223,278**	**8.1**	**578,996**	**640,291**	**10.6**
Non-Aeronautical Revenues/Passenger (Ps.)	57.1	56.5	(1.0)	58.7	59.5	1.2

(1) Includes stores and duty free

(2) Includes communications, finnancial services and VIP lounges

(3) Leasing of space to airlines and complementary service providers for non- essential activities

See Notes to the Financial Information

Monterrey contributed 41.0% of non-aeronautical revenues, the NH T2 hotel 21.6%, Chihuahua 4.0%, Mazatlán 3.9%, and Culiacán 3.8%.

Non-aeronautical revenues per passenger decreased 1.0% to Ps. 56.5. Non-aeronautical revenues per passenger, excluding the NH T2 hotel, decreased 0.2% to Ps. 44.1.

Non-aeronautical revenues were 24.5% of total aeronautical and non-aeronautical revenues.

Construction revenues were Ps. 90 million; construction revenues represent the value of improvements to concessioned assets made during the quarter, and are equal to construction costs recognized, and do not generate either a gain or a loss. (See Notes to the Financial Information.)

Total revenues increased 15.3% to Ps. 1,002 million.

5

Costs and Operating Expenses

Total cost of airport services and general and administrative expenses increased 1.2%, slower than the rate of revenue growth, reflecting OMA’s initiatives to control costs and increase efficiency. Including the hotel, total costs and G&A expense rose 1.8%. The principal variations were:

▪	Payroll expense rose 5.2%.
▪	Minor maintenance decreased 8.5%, as a result of timing effects.

Construction costs are equal to construction revenues and do not generate a gain or loss.

The airport concession tax increased 13.2% because of the growth in revenues.

The technical assistance fee increased 14.8% as a result of the increase in EBITDA.

Depreciation and amortization increased 6.7%, principally as a result of increased investments.

As a result of the foregoing, total costs and expenses increased 6.9% to Ps. 553 million.

6

Adjusted EBITDA and Operating Income

Adjusted EBITDA increased 23.0% to Ps. 545 million in 3Q14, as a result of higher revenues and control of costs and expenses. The Adjusted EBITDA margin increased 550 basis points to 59.8%. (See Notes to the Financial Information for additional discussion of Adjusted EBITDA.)

Operating income increased 27.7% to Ps. 449 million, with an operating margin of 44.8%.

Financing Expense

Financing expense was Ps. 68 million in 3Q14. The increase was principally the result of higher interest expense, as a result of the increase in debt from the issuance of the OMA14 notes. In addition there was an exchange loss and a loss from a change in the variables used to estimate the present value of the maintenance provision.

Taxes

The tax provision was Ps. 110 million. This includes Ps. 96 million in cash tax payments, as a result of an increase in the taxable base. Ps. 14 million were deferred taxes. The variation in deferred taxes in 3Q14 as compared to the prior year period is principally the effect of the repeal of the IETU tax effective January 1, 2014. The effective tax rate was 28.9%.

7

Net Income

Consolidated net income increased 18.9% to Ps. 271 million, reflecting the combined effect of OMA’s initiatives to increase revenues while controlling expenses.

Earnings per share, based on net income of the controlling interest, were Ps. 0.69, or US$0.41 per ADS. Each ADS represents eight Series B shares. (See Annex Table 3.)

MDP and Strategic Investment Expenditures

Total investment expenditures were Ps. 148 million during 3Q14, including MDP projects at the 13 airports and strategic investments. Expenditures under the MDP included improvements to concessioned assets of Ps. 90 million, various smaller accounts, and major maintenance. Major maintenance was Ps. 26 million in 3Q14, which was charged to the maintenance provision, reducing this long-term liability. Strategic investments were Ps. 28 million in 3Q14.

The most important investments during the third quarter included:

8

Debt

As of September 30, 2014, total debt was Ps. 4,711 million and net debt was Ps. 2,110 million. The ratio of net debt to Adjusted EBITDA was 1.16.

(Ps. Thousands)	Maturity	Interest Rate	As of September 30th, 2013	2014
Short Term Debt				
Commercial Paper	56 days	4.30%	99,667	-
Working Capital				
Total Short Term Debt			**-**	**-**
Long Term Debt				
10-yr Bond, Ps. 1,500 mm: OMA13	2023	6.47%	1,300,000	-
Finance CAPEX and Refinance Debt	Bullet			
10-yr Bond, Ps. 1,500 mm: OMA13	2023	6.47%	1,500,000	1,500,000
Finance CAPEX and Refinance Debt	Bullet			
7-yr Bond, Ps. 3,000 mm: OMA14	2021	6.85%	-	3,000,000
Finance CAPEX and Refinance Debt	Bullet			
10-yr Term Loan - Private Export Funding Corporation	2021	3M Libor + 125 bp	174,916	154,416
Finance Security Equipment	Qtly. Amort.			
5-yr Term Loan	2017	3M Libor + 95 bp	45,145	37,344
Finance Safety Equipment	Qtly. Amort.			
5-yr Term Loan	2019	3M Libor + 265 bp	-	37,355
Finance Safety Equipment	Qtly. Amort.			
Subtotal Long Term Debt			3,020,061	4,729,115
Less: Commissions and Financing Expenses			(9,962)	(18,108)
Less: Current Portion of Long Term Debt			(33,300)	(41,731)
Total Long Term Debt			**2,976,799**	**4,669,276**
Total Debt			**3,109,766**	**4,711,007**
Net Debt			**1,083,359**	**2,110,445**

See Notes to the Financial Information

Cash Flow Statement

For the first nine months of 2014, operating activities generated cash of Ps. 1,175 million compared to Ps. 703 million during the same period of 2013. The increase was principally the result of an increase in collections from the growth of the business and tax recoveries.

Investing activities, as presented in the cash flow statement, used cash of Ps. 248 million. OMA made investments including: Ps. 206 million under investment in airport concessions and Ps. 77 million in property, plant and equipment.

Financing activities generated an inflow of Ps. 140 million. This amount included Ps. 3,938 million in borrowings and Ps. 2,339 million in debt payments. On July 22, 2014, the second installment of the capital reimbursement approved by the Shareholders’ Meeting on April 10, 2014 was paid in the amount of Ps. 300 million, or Ps. 0.75 per share. On August 25, 2014, the third and fourth installments were paid, in the amount of Ps. 500 million, or Ps. 1.25 per share. The full amount of the capital reimbursement of Ps. 1,200 million approved by the Shareholders’ Meeting has now been paid.

Cash increased Ps. 1,067 million in the first nine months of 2014. The balance of cash and cash equivalents was Ps. 2,601 million as of September 30, 2014. (See Annex Table 4).

OMA has no exposure to any financial derivative instruments as of the date of this report.

9

Revised 2014 Outlook

As a result of the growth in passenger traffic volumes during the first nine months of the year, and taking into account the route expansion plans of airline clients, OMA is updating its full year outlook for 2014.

OMA estimates that total passenger traffic growth for 2014 will be between 8% and 10% (previously 6% to 8%). The growth in the sum of aeronautical and non-aeronautical revenues is estimated to be between 10% and 12% (previously 9% to 11%).

The Adjusted EBITDA margin is expected to be between 54% and 56% (previously 52% to 54%).

Master Development Plan investments are expected to be in the range of Ps. 600 to 750 million (unchanged), net of the recognition of land purchases made in prior years (Ps. 178 million in 2014). In addition, strategic investments, principally for diversification projects, are expected to be Ps. 250 to 300 million (unchanged).

OMA is providing this outlook based on internal estimates. A number of factors could have a significant effect on the estimates of traffic, revenue growth, Adjusted EBITDA, and Capex. These include changes in airline expansion plans, ticket prices and other factors affecting traffic volumes, the evolution of commercial and diversification projects, and economic conditions including oil prices, among others. OMA can provide no assurance that the Company will achieve these results.

OMA (NASDAQ: OMAB; BMV: OMA) will hold its 3Q14 earnings conference call on October 24, 2014 at 10 am Eastern time, 9 am Mexico City time.

The conference call is accessible by calling 1-888-587-0615 toll-free from the U.S. or 1-719-457-2627 from outside the U.S. The conference ID is 2878760. A taped replay will be available through October 31, 2014 at 877-870-5176 toll free or + 1-858-384-5517, using the same ID.

The conference call will also be available by webcast at http://ir.oma.aero/events.cfm.

10

Annex Table 1

11

Annex Table 2

12

Annex Table 3

13

Annex Table 4

14

Annex Table 5

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.
Unaudited Statement of Changes in Stockholders' Equity
As of September 30, 2013 (Thousand Pesos)

	Number of Shares	Capital stock Nominal	Additional Paid in Capital	Retained Earnings	Reserve for Repurchase of shares	Labor Obligations	Non-Controlling Interest	Total Stockholder's Equity
Balance as of December 31, 2012	**399,127,527**	**3,897,168**	**29,786**	**2,083,582**	**404,774**	**(7,923)**	**8,569**	**6,415,956**
Capital Reimbursement		(1,200,000)						(1,200,000)
Increase in Non-Controlling Interest							5,040	5,040
Reduction in the Share Repurchase Reserve				4,774	(4,774)			-
Comprehensive Income (Loss)				668,242			1,077	668,888
Balance as of September 30, 2013	**399,127,527**	**2,697,168**	**29,786**	**2,756,598**	**400,000**	**(8,354)**	**14,686**	**5,889,884**

See Notes to the Financial Information

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.
Unaudited Statement of Changes in Stockholders' Equity
As of September 30, 2014 (Thousand Pesos)

	Number of Shares	Capital stock Nominal	Additional Paid in Capital	Retained Earnings	Reserve for Repurchase of shares	Labor Obligations	Non-Controlling Interest	Total Stockholder's Equity
Balance as of December 31, 2013	**398,559,217**	**2,698,691**	**29,786**	**3,287,992**	**373,869**	**(9,931)**	**16,987**	**6,397,394**
Capital Reimbursement		(1,200,000)						(1,200,000)
Increase in Non-Controlling Interest							25,084	25,084
Reissuance (Repurchase) of Shares - Net	(3,179,367)	(21,438)			(133,062)			(154,500)
Comprehensive Income (Loss)				740,991			1,560	742,551
Balance as of September 30, 2014	**395,379,850**	**1,477,253**	**29,786**	**4,028,983**	**240,807**	**(9,931)**	**43,631**	**5,810,529**

See Notes to the Financial Information

15

Annex Table 6

16

Annex Table 7

In accordance with the regulations of the Mexican Stock Exchange, the analysts who cover OMA are:

Company	Name
Actinver Casa de Bolsa	Ramón Ortiz
Bank of America Merrill Lynch	Sara Delfim
Barclays Bank PLC	Pablo Monsiváis
BBVA Bancomer	Jean Baptiste Bruny
Citigroup	Stephen Trent
Credit Suisse	Santiago Perez Teuffer / Ana Zinser / Bruno Savaris
Deutsche Bank	Esteban Polidura / Daniela Najar
Grupo Bursátil Mexicano (GBM)	Bernardo Velez/ Luis Willard
Grupo Financiero Interacciones	Francisco Guzmán
Grupo Financiero Monex	Valeria Romo
HSBC	Ravi Jain/Alexandre Falcao
Intercam Casa de Bolsa	Alejandra Marcos
Invex	Pablo Arizpe/ Octavio Díaz
Itaú BBA	Thais Cascello/ Renata Faber/Renato Salomone
J.P. Morgan	Fernado Abdalla/Carlos Louro
Morgan Stanley	Eduardo S. Couto
Santander	Ana Gabriela Reynal
Scotiabank	Francisco Suárez
Signum Research	Javier Romo
UBS Brasil CCTVM	Victor Mizusaki / Rodrigo Fernandes
Vector	Marco Montañez

17

Notes to the Financial Information

Financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), and presented in accordance with IAS 34 “Interim Financial Reporting.”

Adjusted EBITDA: OMA defines Adjusted EBITDA as net income minus net comprehensive financing income plus taxes and depreciation and amortization minus construction revenue plus construction expense and maintenance provision. Adjusted EBITDA should be not considered as an alternative to net income, as an indicator of our operating performance, or as an alternative to cash flow as an indicator of liquidity. Our management believes that Adjusted EBITDA provide a useful measure of our performance that is widely used by investors and analysts to evaluate our performance and compare it with other companies. Financial ratios calculated on the base of Adjusted EBITDA are also widely used by credit providers in order to gauge the debt servicing capacity of companies. Adjusted EBITDA is not defined under IFRS or U.S. GAAP, and may be calculated differently by different companies.

Adjusted EBITDA margin: OMA calculates this margin as Adjusted EBITDA divided by the sum of aeronautical revenue and non-aeronautical revenue.

Aeronautical revenues: are revenues from rate-regulated services. These include revenue from airport services, regulated leases, and access fees from third parties to provide complementary and ground transportation services. Airport service revenues include principally departing domestic and international passenger charges (TUA), landing fees, aircraft parking charges, passenger and carry-on baggage screening, and use of passenger jetways, among others. Revenue from third party access fees to provide complementary services include revenue sharing for ramp services, aircraft towing, water loading and unloading, cabin cleaning, electricity supply, catering, security, and aircraft maintenance, among others. Revenues from regulated leases include principally rental to airlines of office space, hangars, and check-in and ticket sales counters. Revenues from access charges for providers of ground transportation services include charges for taxis and buses.

Airport Concession Tax (DUAC): This tax, the Derecho de Uso de Activos Concesionados, is equal to 5% of gross revenues, in accordance with the Federal Royalties Law.

American Depositary Shares (ADS): Securities issued by a U.S. depositary institution representing ownership interests in the deposited securities of non-U.S. companies. Each OMA ADS represents eight Series B shares.

Capital expenditures, Capex: includes investments in fixed assets (including investments in land, machinery, and equipment) and improvements to concessioned properties.

Cargo unit: equivalent to 100 kg of cargo.

Checked Baggage Screening: During 2012, OMA began to operate checked baggage screening in its 13 airports in order to increase airport security and in compliance with the requirements of the Civil Aviation General Directorate (DGAC). This screening uses the latest technology and is designed to detect explosives in checked baggage. The cost of maintenance of the screening equipment is considered a regulated activity and will be recovered through the maximum rates, while the operational aspects are assessed as a non-regulated service charge. In accordance with the Civil Aviation Law and the regulations issued by the DGAC, the primary responsibility for damages and losses resulting from checked baggage lies with the airline. Notwithstanding the foregoing, OMA may be found jointly liable with the airline through a legal proceeding if and when all of the following elements are proven: a) occurrence of an illegal act, b) caused by the willful misconduct or bad faith of our subsidiary OMA Servicios Complementarios del Centro Norte, S.A. de C.V., and c) related to or occurring during the baggage screening undertaken by OMA Servicios Complementarios del Centro Norte, S.A. de C.V.

Construction revenue, construction cost: IFRIC 12 “Service Concession Arrangements” addresses how service concession operators should apply existing International Financial Reporting Standards (IFRSs) to account for the obligations they undertake and rights they receive in service concession arrangements. The concession contracts for each of OMA’s airport subsidiaries establishes that the concessionaire is obligated to carry out construction or improvements to the infrastructure transferred in exchange for the rights over the concession granted by the Federal Government. The latter will receive all the assets at the end of the concession period. As a result the concessionaire should recognize, using the percentage of completion method, the revenues and costs associated with the improvements to the concessioned assets. The amount of the revenues and costs so recognized should be

18

the price that the concessionaire pays or would pay in an arm’s length transaction for the execution of the works or the purchase of machinery and equipment, with no profit recognized for the construction or improvement. The change does not affect operating income, net income, or EBITDA, but does affect calculations of margins based on total revenues.

Earnings per share and ADS: use the weighted average of shares or ADS outstanding for each period, excluding Treasury shares from the operation of the share purchase program.

Employee Benefits: IFRS 19 (modified) “Employee Benefits” requires that cumulative actuarial gains and losses from pension obligations be recognized immediately in comprehensive income. These gains and losses arise from the actuarial estimates used for calculating pension liabilities as of the date of the financial statements.

IAS 34 “Interim Financial Reporting”: This norm establishes the minimum content that interim financial statements should include, as well as the criteria for the formulation of the financial statements.

International Financial Reporting Standards (IFRS): Financial statements and other information are presented in accordance with IFRS and their Interpretations. The financial statements for the year ended December 31, 2010 were the last statements prepared in accordance with Mexican Financial Reporting Standards.

Maintenance Provision: represents the obligation for future disbursements resulting from wear and tear or deterioration of the concessioned assets used in operations including: runways, platforms, taxiways, and terminal buildings. The provision is increased periodically for the wear and tear to the concessioned assets and the Company’s estimates of the disbursements it need to make. The use of the provision corresponds to the outflows made for the conservation of these operational assets.

Master Development Plan (MDP): The investment plan agreed to with the government every five years, under the terms of the concession agreement. These include capital investments and maintenance for aeronautical activities, and exclude commercial and other non-aeronautical investments. The investment horizon is 15 years, of which the third five years are committed investments.

Maximum Rate System: The Ministry of Communications and Transportation (SCT) regulates all our aeronautical revenues under a maximum rate system, which establishes the maximum amount of revenues per workload unit (one terminal passenger or 100kg of cargo) that may be earned by each airport each year from all regulated revenue sources. The concessionaire sets and registers the specific prices for services subject to regulation, which may be adjusted every nine months as long as the combined revenue from regulated services per workload unit at an airport does not exceed the maximum rate. The SCT reviews compliance with maximum rates on an annual basis after the close of each year.

NH T2 hotel: The NH hotel in Terminal 2 of the Mexico City International Airport.

Non-aeronautical revenues: are revenues that are not subject to rate regulation. These include revenues derived from commercial activities such as parking, advertising, car rentals, leasing of commercial space, freight management and handling, and other lease income, among others; diversification activities, such as the Hotel NH Terminal 2; and complementary activities, such as checked baggage screening.

Passengers: all references to passenger traffic volumes are to terminal passengers.

Passenger charges (TUA, Tarifa de Uso de Aeropuerto): are paid by departing passengers (excluding connecting passengers, diplomats, and infants). Rates are established for each airport and are different for domestic and international travel.

Prior period comparisons: unless stated otherwise, all comparisons of operating or financial results are made with respect to the comparable prior year period. Percentage changes for passenger traffic or financial items are calculated based on actual numbers.

Strategic investments: refers only to those investments that are additional to those in the Master Development Plan.

Technical Assistance Fee: This fee is charged as the higher of US$3.0 million per year or 5% of EBITDA before technical assistance. The operating results of the NH T2 hotel are not included in calculating the airport concession tax or the technical assistance fee.

Terminal passengers: includes passengers on the three types of aviation (commercial, charter, and general aviation), and excludes passengers in transit.

19

Unaudited financials: financial statements are unaudited statements for the periods covered by the report.

Workload Unit: one terminal passenger or one cargo unit.

This report may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our most recent annual report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates a hotel and commercial areas inside Terminal 2 of the Mexico City airport. OMA employs over 1,000 persons in order to offer passengers and clients, airport and commercial services in facilities that comply with all applicable international safety, security standards, and ISO 9001:2008. OMA’s strategic shareholder members are ICA, Mexico’s largest engineering, procurement, and construction company, and Aéroports de Paris Management, subsidiary of Aéroports de Paris, the third largest European airports operator. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). For more information, please visit us at:

▪	Webpage http://ir.oma.aero
▪	Twitter http://twitter.com/OMAeropuertos
▪	Facebook https://www.facebook.com/OMAeropuertos

20

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ José Luis Guerrero Cortés
José Luis Guerrero Cortés
Chief Financial Officer

Date: October 24, 2014